<u>**GVC CAPITAL LLC**</u>

<u>**STATEMENT OF FINANCIAL CONDITION**</u>

<u>**DECEMBER 31, 2021**</u>

.

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-48465

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GVC Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5350 S. Roslyn St. Suite 300
(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrea Kidd	720-488-4728	akidd@gvccap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries, LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd. Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Andrea Kidd, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GVC Capital LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHERINE L WALKER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20004022657
MY COMMISSION EXPIRES SEPTEMBER 09, 2024

Signature: [signature]

Title: CFO, FinOp

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GVC CAPITAL LLC

CONTENTS

 SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GVC Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GVC Capital LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as GVC Capital LLC's auditor since 1995.

Denver, Colorado
February 23, 2022



GVC CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	81,585
Deposit held at clearing broker		126,680
Receivables		
Commissions		64,805
Prepaid Expenses and other Receivables		1,215
Right of Use Asset		237,323
Office equipment and leasehold improvements, at cost,		
net of accumulated depreciation and amortization of $72,542		1,430
Other assets		4,279
Long-term investments, at fair value (Note 5)		635
	$	**517,951**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	201,745
Securities Sold, not yet purchased, at market value		-
Payroll Protection Loan		-
Total Liabilities	$	201,745
Lease Liability	$	250,740

COMMITMENTS AND CONTINGENCIES (Note 3 and 4)

MEMBER'S EQUITY (Note 2)		65,466
	$	**517,951**

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Bathgate Capital Partners LLC was organized in 1995. Bathgate Capital Partners LLC changed its name to GVC Capital LLC (the "Company") effective January 1, 2010 and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency, Inc. The Company is a wholly-owned subsidiary of GVC Partners LLC ("Parent").

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a settlement date basis. Transactions recorded on a trade date basis would not be materially different. In connection with the Company's investment banking activities, underwriting deposits and expense advances received by the Company, along with any related expenses, are deferred and recognized when its services are completed. Consulting fees are recognized when earned in accordance with applicable consulting agreement.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, deposit held at clearing broker, commissions receivable, other assets and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of the instruments.

Securities Inventory and Long-term Investments

The Company values its investments in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

6

(continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Securities Inventory and Long-term Investments *(continued)*

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

7

(continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities Inventory and Long-term Investments (concluded)

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values its securities and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value are reflected in the Company's statement of operations.

The Company's long-term investments consist of investments in private companies consisting of direct equity investments. The transaction price, including transaction costs, is typically the Company's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by the Company's management are based on an assessment of each underlying investment, incorporating valuations that consider evaluation of financing and sale transactions with third parties as well as comparable transactions. These nonpublic securities are considered to be Level 3 of the fair value hierarchy.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a single member limited liability company ("LLC") and is a disregarded entity for federal and state income tax purposes. Accordingly, no provision for income taxes has been provided for in the accompanying financial statements. The Company's Parent is also an LLC and therefore, all income and expense is reported by the members of the Parent.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets.

(continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(concluded)

Income Taxes (concluded)

However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2021, the Company had net capital and net capital requirements of $53,633 and $14,335, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 4.01 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has office space and equipment from unrelated parties under non-cancelable operating leases. The leases have remaining terms of three years, and do not contain options to either extend or terminate the leases.

The Company entered into a settlement agreement in 2021 which obligates the Company to pay the party 50% of the Company's net profits for years 2022, 2023, and 2024, 2025, and 2026, up to $100,000. If the Company is not profitable, no money is owed.

Operating Leases:

Right- of- use assets	250,546
Accumulated Amortization	13,223
Right-of-use assets, net	237,323
Operating Lease Liability	250,740

Maturities of lease liabilities at December 31, 2021 were as follows:

Year	Amount
2022	86,751
2023	88,275
2024	89,062
Total Lease Payment	264,088
Less imputed interest	(26,765)
	237,323

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (concluded)

The Company has evaluated FASB Accounting Standards Update 2016-02, Leases (Topic 842) — effective for fiscal years beginning after December 15, 2019 and has updated its recognition of the corresponding lease assets and liabilities. Implementation of the new standard does not materially affect the Company's operations or net capital computations.

Total rental expense, including the leases referred to above, was $50,596 for the year ended December 31, 2021.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's customers' activities ("customers") through its clearing broker involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the fair value of these securities decline subsequent to December 31, 2021.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

NOTE 5 -   FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets measured at fair value as of December 31, 2021:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2021
Assets				
Common Stock	$ -	$ -	$ -	$ -
Long-term investments	-	-	635	635
Total Assets	$ -	$ -	$ 635	$ 635

NOTE 5 -   FAIR VALUE MEASUREMENTS *(concluded)*

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2021.

The following table presents additional information about the Company's Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2021 are as follows:

	Balance as of December 31, 2020	Purchases	Sales	Realized and Unrealized Gains and (Losses)	Net Transfers In (Out)	Balance as of December 31, 2021	Change in Unrealized Gain (Loss) On Long-term Investments Still Held
Long-term investments	$ 560	$ 100	$ (25)	$ -	$ -	$ 635	$ -

Valuation techniques and unobservable inputs for Level 3 assets measured at fair value for the year ended December 31, 2021 are as follows:

Level 3 fair value measurements	Fair Value at December 31, 2021	Valuation Technique	Unobservable Inputs
Assets:			
Shares and Warrants	$ 635	Cost	Market
	$ 635		

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required adjustments.